SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

         (Check One):  |_|  Form 10-KSB     |_|  Form 11-K     |_|  Form 20-F
|X| Form 10-QSB    |_|  Form N-SAR    |_|  Form N-CSR

         For Period Ended:        June 30, 2006
                           -----------------------------------------------------

|_| Transition Report on Form 10-K      |_| Transition Report on Form 10-QSB
|_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

         For the Transition Period Ended:
                                           -------------------------------------


  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:
                                                        ------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   INCENTRA SOLUTIONS, INC.
                        --------------------------------------------------------

Former name if applicable

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Address of principal executive office (Street and number)
                                1140 Pearl Street
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City, state and zip code          Boulder, Colorado  80302
                         -------------------------------------------------------

PART II

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |(a)   The reasons described in reasonable detail in Part III of this form
      |      could not be eliminated without unreasonable effort or expense;
      |
      |(b)   The  subject  quarterly  report on Form  10-QSB will be filed on or
  |X| |      before the fifth  calendar day following  the  prescribed  due
      |      date; and
      |
      |(c)   The  accountant's  statement  or  other  exhibit  required  by Rule
      |      12b-25(c) has been attached if applicable.

PART III

         State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.

       We were unable to file our Quarterly Report on Form 10-QSB within the prescribed time period without unreasonable effort or expense because we had not yet completed the footnotes to the financial statements required to be included in our Quarterly Report on Form 10-QSB, which footnotes relate to our recent sale of Front Porch Digital, Inc. and the repayment of a majority of our long-term debt using the proceeds of such sale.

       As a result of the foregoing, our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006 will be filed on or before August 18, 2006, which is within the extension period provided under Rule 12b-25.

PART IV

         (1) Name and telephone number of person to contact in regard to this notification.

                           Eric M. Hellige                (212) 421-4100
                         -------------------------------------------------

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes |_|                   No |X|

       On April 13, 2006, as filed with the Commission on April 17, 2006, the Registrant filed a Current Report on Form 8-K relating to its acquisition of all of the outstanding capital stock of Network System Technologies, Inc. The Registrant has not yet filed the audited financial statements and pro forma financial information required by such filing.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Yes |X|                   No |_|


       During the quarter ended June 30, 2006, we acquired Network System Technologies, Inc., an Illinois corporation ("NST"). As a result of this acquisition, we anticipate a significant change in our total revenue and results of operations for the quarter ended June 30, 2006.

       Primarily as a result of the additional revenues from the inclusion of NST, our total revenue from continuing operations for the three-months ended June 30, 2006 increased $4.6 million, or 34%, to $18.1 million as compared to total revenue of $13.5 million for the three months ended June 30, 2005. This was offset by a reduction in sales of $4.1 million from our wholly-owned subsidiaries, ManagedStorage International, Inc., ("MSI"), Incentra of CA, Inc. ("Incentra of CA") and PWI Technologies, Inc. ("PWI").

       Primarily as a result of the adoption of a new accounting standard, during the three months ended June 30, 2006, we incurred an operating loss from continuing operations of $2.7 million as compared to a loss from operations of $1.4 million for the three months ended June 30, 2005. This increase in our loss from continuing operations was due to the adoption of SFAS 123R accounting for additional non-cash compensation expense of $0.4 million, decreased contribution from PWI, MSI and Incentra of CA, Inc. and an increase in sales related headcount in the various regions.

       Primarily as a result of the additional revenues from the inclusion of NST, our total revenue from continuing operations for the six months ended June 30, 2006 increased approximately $9.7 million, or 58%, to $26.5 million as compared to total revenue of $16.7 million for the six months ended June 30, 2005. This increase was attributable to the additional revenues of $8.7 million resulting from the inclusion of NST for the 2006 period and $1.7 million for the inclusion of PWI for the 2006 period, offset by a reduction in sales from MSI of $0.3 million.

       Primarily as a result of the adoption of a new accounting standard, during the six months ended June 30, 2006, we incurred an operating loss from continuing operations of $5.3 million as compared to a loss from operations of $3.2 million for the six months ended June 30, 2005. This increase in our loss from continuing operations was due to the adoption of SFAS 123R accounting for additional non cash compensation expenses of $0.7 million, decreased contribution from PWI, MSI and Incentra of CA, Inc. and an increase in sales-related headcount in the various regions.

       INCENTRA SOLUTIONS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 15, 2006                      By:   /s/ Thomas P. Sweeney III
                                                 ------------------------------
                                                 Name:  Thomas P. Sweeney III
                                                 Title: Chief Executive Officer